UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2008

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From _________ To ________.

Commission file number 0-7201

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN & BROWN, INC.
EMPLOYEES' SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN & BROWN, INC.
220 SOUTH RIDGEWOOD AVENUE
DAYTONA BEACH, FLORIDA  32114

BROWN & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	4

Notes to Financial Statements	5-9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	10-15

SIGNATURE	16

EXHIBIT INDEX	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Brown & Brown, Inc. Employees’ Savings Plan and Trust
Daytona Beach, Florida

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at  December 31, 2008 and 2007, and the changes in the net assets available for benefits for the year ended December 31, 2008,  in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion  on the  financial  statements  taken as  a  whole.  The  accompanying supplemental  schedule  of assets (held at  end  of  year)  as  of December 31, 2008 is presented for purposes of additional analysis and  is  not  a required part of the financial statements  but  is supplementary  information required by the Department  of  Labor's Rules  and  Regulations  for Reporting and  Disclosure  under  the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Hancock Askew & Co., LLP

Savannah, Georgia
June 30, 2009

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS

CASH	$452,198	$610,477

INVESTMENTS:
Participant directed—at fair value:
Money market fund	18,054,819	11,463,011
Registered investment companies (mutual funds)	98,305,324	137,134,334
Employer common stock	36,892,314	45,609,990
Pooled separate account	30,731,615	24,678,099
Personal choice retirement account	7,929,576	16,368,860
Participant loans	4,936,792	4,205,263

Total investments	196,850,440	239,459,557

RECEIVABLES—Employer contributions	4,403,055	3,785,388

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	201,705,693	243,855,422

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	228,026	(92,284)

NET ASSETS AVAILABLE FOR BENEFITS	$201,933,719	$243,763,138

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:
Investment income:
Interest on participants' loans	$352,227
Dividends on employer common stock	532,014

Contributions:
Participant	17,909,063
Employer	11,181,902
Rollovers from other qualified plans	4,359,252
Total contributions	33,450,217

Total additions	34,334,458

DEDUCTIONS:
Net realized and unrealized depreciation in fair value of investments	51,972,225
Benefits paid to participants	24,154,385
Administrative expenses	37,267

Total deductions	76,163,877

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(41,829,419)

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	243,763,138

NET ASSETS AVAILABLE FOR BENEFITS —End of year	$201,933,719

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN

The following brief description of the Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General —The Plan is a defined contribution plan. Substantially all employees who are at least 18 years of age and who work at least 20 hours per week are eligible to participate in the Plan effective the first full payroll period after one month of service. The Plan is intended to assist Brown & Brown, Inc. and its U. S. subsidiaries (the “Employer”) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Benefit Payments —Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship, or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.

Administration —The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan document, such as provisions for allocations to participants’ accounts, vesting, benefits, and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits Web site accessible to employee of the Employer or from the Administrator. Diversified Investment Advisors, Inc. (“Diversified”) served as the recordkeeper of the Plan and Investors Bank & Trust Company of Boston, Massachusetts (the “Trustee”), served as the trustee of the Plan in the year ended December 31, 2008.

Administrative Expenses —All investment-related expenses are charged against Plan earnings or are paid by the Plan. All other expenses are paid by the Employer.

Contributions —Participants may elect to contribute, subject to certain limitation, any percentage of annual compensation as contributions to the Plan, up to the allowable limits specified in the Internal Revenue Code.  The Employer makes matching contributions to the Plan of 100% of each participant’s contribution, not to exceed 2.5% of each participant’s eligible compensation on a pay-period basis. The Plan permits the Board of Directors of the Employer to authorize optional profit-sharing contributions allocated to participants based on eligible compensation. The Board authorized an optional profit-sharing contribution of 1.5% of eligible compensation, up to a maximum of $230,000 for all eligible employees for the year ended December 31, 2008.

Vesting —Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions and optional profit sharing contributions are based on years of credited service and are subject to the following vesting schedule:

Years of	Vested
Credited Service	Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

Forfeited balances of terminated participants’ nonvested accounts are used to offset Plan expenses and to reduce future Employer matching contributions.  As of December 31, 2008, forfeited amounts available to offset future Employer contributions were approximately $577,000.  During the year ended December 31, 2008, approximately $737,000 of forfeited amounts were used to offset Employer contributions.

Investment Income and Expenses —Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not paid by the Employer and not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration each participant’s contributions and distributions.

Participant Loans —A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time. Loans, which are repayable each pay period for periods generally up to five years, are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the rate of prime plus 1%, determined at the time the loan is approved. As of December 31, 2008, interest rates ranged from 4.25% to 10.5%.

Plan Termination —Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2.	USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates —The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Accounting —The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments —The Plan’s investments in money market funds, mutual funds, Employer common stock, and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. The fair value of the pooled separate accounts is based upon the value of the underlying assets as determined by the Trustee’s valuation.  The contract value of participation units owned in the pooled separate accounts are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year.  Participant loans are valued at cost, which approximates fair value.

The Plan invests in fully benefit-responsive investment contracts held in the Diversified Stable Five Fund.  As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Fair Value Measurements—As of the beginning of the fiscal year ended December 31, 2008 the Plan adopted SFAS No. 157, “Fair Value Measurements.”  SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value, as of December 31, 2008. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value
	as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money market fund	$18,054,819	$-	$-	$18,054,819
Registered investment companies (mutual funds)	98,305,324	-	-	98,305,324
Employer common stock	36,892,314	-	-	36,892,314
Personal choice accounts	7,929,576	-	-	7,929,576
Pooled separate accounts	-	30,731,615	-	30,731,615
Loans to participants	-	-	4,936,792	4,936,792
Total investments at fair value	$161,182,033	$30,731,615	$4,936,792	$196,850,440

Total Plan investment assets at fair value classified within level 3 were $4,936,792, as of December 31, 2008, which consist of the Plan’s loans to participants. Such amounts were 2.5% of “Total investment assets” on the Plan’s statements of net assets available for benefits at fair value as of December 31, 2008.

The table below presents a reconciliation for the year ended December 31, 2008 for all Level 3 assets that are measured at fair value on a recurring basis:

Participant Loans
Balance at January 1, 2008	$4,205,263
New loans issued	2,735,806
Loan principal repayments	(2,004,277)
Transferred from other plans	-
Balance at December 31, 2008	$4,936,792

Risks and Uncertainties—Investments —The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, are summarized as follows:

	2008	2007

Employer common stock	$36,892,314	$45,609,990
Transamerica Institutional Money Market Fund	18,054,819	11,463,011
Transamerica Stock Index Fund	17,129,267	-
Transamerica Institutional Core Bond Fund	15,481,408	-
Transamerica Institutional Large Value Fund	11,282,428	-
Transamerica Institutional Large Growth Fund	9,932,598	-
Diversified Stock Index Fund	-	25,711,877
Diversified Value and Income Fund	-	20,108,641
Personal Choice Retirement Accounts	**	16,368,860
Diversified Core Bond Fund	-	15,621,919
Diversified Equity Growth Fund	-	14,922,704
Diversified Intermediate Horizon Strategic Allocation Fund	-	13,216,953
Diversified Stable Five Fund***	30,731,615	24,678,099

** account did not amount to more than 5% of total assets for this period
*** Diversified Stable Five Fund is shown at fair value. Contract Value was $30,959,641at December 31, 2008.

During the year ended December 31, 2008, the Plan’s investments depreciated in fair value as follows:

Amount

Mutual funds	$(45,639,856)
Employer common stock	(4,693,143)
Personal choice retirement accounts	(1,639,226)

Net realized and unrealized depreciation in fair value of investments	$(51,972,225)

4.	INVESTMENT PROGRAMS

As of December 31, 2008, contributions to the Plan are invested in one or more of various investment fund options at the direction of each participant, including money market funds, mutual funds and Employer Company stock.  The Plan also allows its participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which allows each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 additional mutual funds.  The Charles Schwab & Co. Personal Choice Retirement Account is presented as self-directed investments in the accompanying statements of net assets available for benefits.

Diversified manages a guaranteed pooled separate account of Transamerica Financial Life Insurance Company called the Stable Five Fund (the “Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics.    The investment in the contract is presented at fair value. An adjustment is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers, and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of the pooled separate account and the balance of the Stable Five Fund. The crediting interest rate for this Diversified account for the year ended December 31, 2008, was 4.50%. The average yield for this Diversified account for the year ended December 31, 2008, was 4.50%.

There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan’s Diversified and Transamerica Fund investments are managed by Diversified. The Plan’s investments also include Brown & Brown, Inc. common stock. Both of these represent party-in-interest transactions that qualify as exempt prohibited transactions.

6.	FEDERAL INCOME TAX STATUS

The Plan is a nonstandardized prototype plan sponsored by Diversified. Diversified last received an opinion letter with respect to the prototype adopted by the Plan on April 22, 2004. The Plan is entitled to limited reliance on the opinion letter received by Diversified with respect to compliance with the form requirements of the Internal Revenue Code (“IRC”). The Plan’s management believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

******

SUPPLEMENTAL SCHEDULE

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Identity and Description of Issues	Current
Value
Participant directed:
Money market—at fair value—
Transamerica Partners Instl Money Market Fund*	$18,054,819
Mutual funds:
Transamerica Partners Instl Stock Index Fund*	17,129,267
Transamerica Partners Instl Large Value Fund*	11,282,428
Transamerica Partners Instl Small Growth Fund*	3,056,450
Transamerica Partners Instl MidCap Growth Fund*	2,121,606
Transamerica Partners Instl MidCap Value Fund*	3,057,819
Transamerica Partners Instl Large Growth Fund*	9,932,598
Transamerica Partners Instl Core Bond Fund*	15,481,408
Transamerica Instl Intermediate Horizon Asset Allocation Fund*	8,892,960
Transamerica Instl Intermediate/Long Horizon Asset Allocation Fund*	3,849,963
Transamerica Instl Short/Intermediate Horizon Asset Allocation Fund*	670,695
Transamerica Instl Long Horizon Asset Allocation Fund*	370,489
Transamerica Instl Short Horizon Asset Allocation Fund*	1,852,075
Alliance Bernstein International Value Fund	3,928,805
American Funds EuroPacific Fund	5,226,471
American Beacon Small Cap Index Fund	584,881
Columbia Small Cap Value Fund	3,797,091
Columbia Mid Cap Index Fund	701,209
Vanguard Total International Stock Index Fund	1,287,731
PIMCO Real Return Fund	5,081,378

Total mutual funds	98,305,324

Employer common stock—at fair value*	36,892,314

Pooled separate account—at fair value—
Diversified Stable Five Fund—Pooled Account of
the Transamerica Financial Life Insurance Company, Inc.*	30,731,615

Self-directed:
Personal choice retirement account:
Money market fund—at fair value—
Charles Schwab Money Market Fund	809,803
Certificates of Deposits—
GMAC Bank, NA	10,978

(Continued)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Identity and Description of Issues	Current
Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
3sbio Inc Adr	$10,920
Allianz SE Adr	3,249
Ambac Financial Grp Inc.	1,300
American Express Company	9,629
American Int'l Group Inc.	15,700
Amylin Pharmaceuticals	5,425
Apple Computer Inc.	4,268
BankAmerica Corp	14,332
Bankatlantic Bncrp Cl A	447
Boeing Co	4,309
Boston Scientific Corp	1,935
Employer common stock*	5,225,000
Chesapeake Energy Corp	6,487
China Precision Steel	2,250
Chindex International	5,963
Cisco Systems Inc.	18,745
Citigroup, Inc.	2,718
Coca Cola Company	13,693
Colgate-Palmolive Co	10,457
Companhia Vale Do Adr	1,817
Conocophillips	18,340
Deep Down Inc	16,000
Deere & Co	3,856
Dell Computer Corp	6,144
Diageo Plc New Adr	11,348
Duke Energy Corporation	6,097
E M C Corp Mass	10,470
Ebay Inc.	12,564
F P L Group Incorporated	7,622
Ford Motor Company	9,160
Fortescue Metal Ord New	1,346
Fox Petroleum Inc New	344
Franklin Resources Inc	6,378
Freeport Memorn Cp&G	2,444
Frontier Communications	4,843
Fuel-Tech N V	2,118
General Electric Company	6,805
Goldman Sachs Group Inc	12,237
Hartford Finl Svcs Grp	1,642
Home Depot Inc.	14,325
Honda Motor Co Ltd Ad	2,134
Honeywell Incorporated	3,350
Intel Corp	4,438
Intl Business Machines	367
Ishares TRUST	13,302
Isolagen Inc	467

(Continued)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Identity and Description of Issues	Current
Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Johnson & Johnson	$4,667
Keycorp Inc. New	4,260
Kroger Company	2,641
McDonalds Corp	9,404
Medtronic Inc.	6,284
Microsoft Corp	27,704
Milestone Scientific Inc	22,552
Morgan J P & Co Inc	6,306
Motorola Incorporated	1,789
Nabors Industries Inc.	3,591
National City Corp	1,810
Novartis A G Spon Adr	5,175
Petrohawk Energy Corp	34,808
Pfizer Incorporated	73,260
Red Roof Inns Inc	301
Reasearch In Motion, Ltd.	28,406
Saba Software Inc	4,604
Shoppers Drug Mart Corp	7,784
Simcere Pharma Gp Adr	9,092
Southwest Airlines Co	4,310
T H Q Inc New	2,095
Tesoro Petroleum Corp	237,060
Textron Incorporated	2,774
Time Warner Incorporate	8,543
Under Amour Inc	4,768
United Healthcare Corp	10,640
Verizon Communications	5,085
Vivra Inc	10,530
Wachovia Corp	5,566
Walgreen Company	7,457
Washington Mutual Inc.	3
Winn-Dixie Stores Inc.	7,568
XI Capital Ltd A Shs	368
Yahoo!, Inc.	6,564

Total corporate common stocks	6,104,554

(Continued)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Identity and Description of Issues	Current
Value
Personal choice retirement account (continued):

Mutual funds:
American Beacon Largec	$11,953
American Century	4,651
American Century Strat	6,821
American Century Target	11,834
Cgm Focus Fund	17,371
Delafield Fund	13,420
Df Dent Premier Growth	5,993
Direxion Latin America	309
Dodge & Cox International Stock Fund	13,382
Excelsior Value And Res	14,160
Federated Adjustable	9,563
Fidelity Export & Multi	7,759
Forward Int'l Small Co	5,193
Gabelli Asset Fund	9,526
Health Care Focus Fund	3,331
Hlm Emerging Markets	1,683
Janus Mercury Fund	6,253
Janus Orion Fund	2,178
Janus Overseas Fund	13,884
Janus Strategic Value Fund	16,103
Janus Triton Fund	2,497
Loomis Sayles Bond Fund	3,339
Loomis Sayles Small Ca	13,930
Metropolitan West Low	15,110
Nationwide Global	5,173
Pimco Total Return Fund	9,548
Schwab Analytics Fund	25,509
Schwab Value Advantage	291,333
Schwab Yield Plus Select	556
Selected American Share	9,966
T Rowe Price Spectrum	5,773
Transamerica Premier Eqt	12,317
Umb Scout Worldwide Fund	36,645
US Global Inv Global	3,577
Vanguard Intl Growth Po	5,369
Vanguard Total Intl	6,931

Total mutual funds	622,940

(Continued)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Identity and Description of Issues	Current
Value
Personal choice retirement account (continued):

User-Defined:

Ishares Tr Russell	$34,222
S P D R Trust Unit SR	14,438

Total user-defined funds	48,660

Unit Trust:
Currencyshares Japanese	17,064
Ishares Gsci Cmdty Index	11,873
Ishares Tr Gs Investop	13,215
Ishares Tr Lehman Bd Fd	24,705
Ishares Tr Lehman Tips	33,940
Ishares TRUST Index Futures	35,926
Spdr Series Trust Etf	15,014
Streetrack Gold Trust	43,173
Vanguard Intl Equity Index	47,316
Vanguard Specialized Fd	8,092
Vanguard Total Stock M	82,323

Total unit trust funds	332,641

Total personal choice retirement account	7,929,576

Participant loans (bearing interest at rates ranging between 4.25% and 10.5%, maturing over periods generally up to five years)	4,936,792

TOTAL ASSETS HELD FOR INVESTMENT	$196,850,440

*A party-in-interest (Note 5).

Cost information is not required to be provided as these investments are participant-directed.

See accompanying Report of Independent Registered Public Accounting Firm.

(Concluded)

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEES' SAVINGS PLAN AND TRUST

By: BROWN & BROWN, INC.

Date: June 30, 2009	By:	/S/ CORY T. WALKER
Cory T. Walker
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Registered Public Accounting Firm

99.1
Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.   This Certification shall not be deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.

99.2
Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.   This Certification shall not be deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.